[redacted]

04002322

SECURITIES ION
Washington, D.C. 20549

So 2/25/04

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RECD S.E.C.
FEB 18 2004
535

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26656

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bidwell & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 SW Sixth Avenue
(No. and Street)

Portland (City) OR (State) 97204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Bussing 503-790-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1300 SW Fifth Avenue, Suite 3100 (Address) Portland (City) OR (State) 97201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Julie A. Bussing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bidwell & Company, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EXECUTIVE VICE PRESIDENT

Title

Notary Public

OFFICIAL SEAL
GERRIE E GARDNER
NOTARY PUBLIC-OREGON
COMMISSION NO. 346061
MY COMMISSION EXPIRES JUNE 13, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bidwell & Company
Contents
December 31, 2003

PRICEWATERHOUSECOOPERS

Bidwell & Company

Statement of Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Auditors

To the Shareholder of
Bidwell & Company

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Bidwell & Company (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basis financial statement taken as a whole.

As discussed in Note 6 to the financial statement, the Company entered into an agreement to be acquired in a stock transaction with Ameritrade Holding Corporation.

PricewaterhouseCoopers LLP

January 29, 2004

Bidwell & Company
Statement of Financial Condition
December 31, 2003

Assets	
Cash	$ 25,011
Deposits with clearing organizations and depositories	951,598
Receivable from brokers, dealers and clearing organizations (Note 3)	264,829
Receivable from customers	142,541,629
Securities borrowed	2,405,500
Fixed assets, net of accumulated depreciation (Note 4)	479,589
Other assets	1,131,638
Total assets	$ 147,799,794
Liabilities and Shareholder's Equity	
Liabilities	
Drafts payable	$ 3,602,363
Payable to brokers, dealers and clearing organizations (Note 3)	2,404,719
Payable to customers	99,344,488
Payable to noncustomers	4,377,606
Securities loaned	4,590,147
Accounts payable and accrued expenses	545,777
Total liabilities	114,865,100
Commitments and contingencies (Note 5)	
Shareholder's equity	
Common shares - no par value; 500 shares authorized, 440 shares issued and outstanding	74,900
Retained earnings	32,859,794
Total shareholder's equity	32,934,694
Total liabilities and shareholder's equity	$ 147,799,794

The accompanying notes are an integral part of the financial statement.

1. Organization and Summary of Significant Accounting Policies

Bidwell & Company (the "Company") is an Oregon corporation registered as a broker-dealer with the Securities Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides discount brokerage services in securities on both an agency and principal basis to its customers. The Company is subject to the reserve requirements under SEC Rule 15c3-3, since it handles and carries customer securities and cash.

2. Summary of Significant Accounting Policies

Cash

The Company has defined cash as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Customers' and noncustomers' securities transactions are reported on a trade date basis. Customer securities transacted on a margin basis are collateralized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when appropriate. Noncustomer securities transactions represent transactions executed for principals of the Company.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned for cash collateral are included in the Statement of Financial Condition at the amount of the cash advanced in connection with the transaction. Securities borrowed transactions require the Company to deposit cash with the lender, while in a securities loaned transaction, the Company receives cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Fixed Assets

Fixed assets represents equipment (which includes computer hardware, software, and other equipment) and furniture which are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives (five years) of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank.

Fair Value of Financial Instruments

The Company's financial instruments (including securities borrowed and loaned and certain other receivables and payables) are reported in the Statement of Financial Condition at fair value, or at carrying amounts that approximate fair values since they are short-term or replaceable on demand.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

The components of receivable from and payable to brokers, dealers and clearing organizations at December 31, 2003 are as follows:

	Receivable	Payable
Fails to deliver/receive	$ 210,082	$ 283,995
Omnibus accounts	-	646,249
Clearing organizations	-	1,474,475
Other	54,747	-
	$ 264,829	$ 2,404,719

Omnibus accounts are collateralized by customer-owned securities with a market value of approximately $923,000.

4. Fixed Assets

Fixed assets consist of the following at December 31, 2003:

Equipment	$ 1,766,711
Furniture	203,001
	1,969,712
Accumulated depreciation	(1,490,123)
Fixed assets, net	$ 479,589

5. Commitments and Contingencies

At December 31, 2003, the approximate market values of collateral received that can be sold or re-pledged by the Company were:

Sources of Collateral	Market Value
Customer securities available under rehypothecation agreements	$181,823,505
Securities borrowed	2,405,500

At December 31, 2003 the approximate market values of the portion of collateral received that were sold or re-pledged by the Company were:

Uses of Collateral	Market Value
Securities loaned	$ 4,590,147
Collateral pledged to omnibus accounts	932,401
Collateral deposited at clearing organizations	8,808,378

The Company has an agreement with a related party for the lease of its principal office facilities. The Company is obligated under the related party lease, which expires on January 31, 2005. The Company is also obligated under another lease, which expires in June 2004.

The Company has a letter of credit for $300,000 on deposit with a clearing organization. As of December 31, 2003, customers' securities collateralizing this letter of credit totaled $450,000.

6. Subsequent Event

On November 6, 2003, the Company entered into an agreement to be acquired by Ameritrade Holding Corporation in a stock purchase transaction. On January 2, 2004, the acquisition was completed.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by this rule, which requires the maintenance of minimum net capital, as defined, of the greater of $250,000 or 2 percent of aggregate debit items arising from customer transactions. At December 31, 2003, the Company had net capital of $31,626,250, which was $28,865,709 in excess of its required net capital of $2,760,541. The Company's percentage of net capital to aggregate debits was 22.91 percent.

8. Computation for Determination of Reserve Requirements

Under SEC Rule 15c3-3, the Company must segregate cash in a special bank account designated for the exclusive benefit of customers. The amount to be segregated is computed weekly and deposited in the special account by the second business day following the date of computation. The computation as of December 31, 2003 indicated that the Company was not required to have a deposit at that date.

9. Off-Balance-Sheet Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and securities in the customers' accounts. The Company also executes and clears customer transactions involving the sale of securities not yet purchased (short sales) and the writing of option contracts. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal

guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company records customer securities transactions on a trade date basis. The Company is exposed to the risk of loss on unsettled transactions in the event customers or other counterparties are unable to fulfill their contractual obligations.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of its collateralized financing source. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by establishing credit limits for such activities and monitoring compliance on a daily basis.

The Company borrows securities in order to affect delivery as a result of short sale transactions entered into by its customers. A securities borrowing transaction requires the Company to pledge cash to the lender in exchange for the securities borrowed. The Company's policy is to monitor the market value of securities borrowed on a daily basis and adjust the collateral as appropriate.

10. Profit-Sharing Plan

The Company has a contributory profit-sharing retirement plan covering all employees at least 18 years of age who have completed one hour of service. Company contributions to the plan are made at the discretion of the Board of Directors. The plan provides for discretionary contributions by the Company, as determined by management. Employees vest in the Company's discretionary contributions equally over a period of two years.

Supplementary Information

Bidwell & Company
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2003 — Schedule I

Net Capital	
Total shareholder's equity from Statement of Financial Condition	$ 32,934,694
Deductions and/or charges	
Nonallowable assets	
Fixed assets	479,589
Other assets	806,662
Other deductions	22,193
Total deductions and/or charges	1,308,444
Net capital	$ 31,626,250
Computation of Alternate Net Capital Requirement	
Minimum net capital requirement under alternate net capital requirement (greater of $250,000 or 2 percent of combined aggregate debit items)	$ 2,760,541
Excess net capital	$ 28,865,709
Percentage of net capital to aggregate debit items	22.91%

There are no differences between the above computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2003 Focus Report.